UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Arrowhead Research Corporation

(Name of issuer)

Common Stock, $0.001 par value

 (Title of class of securities)

042797100

(CUSIP number)

January 24, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Page 1 of 6 pages

CUSIP No. 042797100	13G

1) NAMES OF REPORTING PERSONS	JGD Management Corp.

IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF	5) SOLE VOTING POWER	4,161,429
SHARES
BENEFICIALLY	6) SHARED VOTING POWER	-0-
OWNED BY
EACH	7) SOLE DISPOSITIVE POWER	4,161,429
REPORTING
PERSON WITH	8) SHARED DISPOSITIVE POWER	-0-

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,161,429

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

Approximately 12.4%

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

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Item 1(a).	Name of Issuer:	Arrowhead Research Corporation

Item 1(b).	Address Of Issuer's Principal Executive Offices:

1118 East Green Street Pasadena, California 91106

Item 2 (a).	Name of Person Filing:

This Schedule is being filed by JGD Management Corp. (“JGD”), a Delaware corporation, with respect to 779,349 shares of Common Stock directly owned by York Capital Management, L.P. (“York Capital”), a Delaware limited partnership, and 3,382,080 shares of Common Stock directly owned by York Investment Limited (“York Investment”), a corporation organized under the laws of the Commonwealth of The Bahamas.

The general partner of York Capital and the manager of York Investment have delegated certain management and administrative duties of such funds to JGD. Accordingly, JGD may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The principal business office address of JGD is: c/o York Capital Management 767 Fifth Avenue 17th Floor New York, New York 10153

Item 2(c).	Citizenship:

The place of organization of JGD is Delaware.

Item 2(d).	Title of Class of Securities:	Common Stock, $0.001 par value

Item 2(e).	Cusip Number:	042797100

 Page 3 of 6 pages

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
	(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F).
	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group in accordance with §240.13d-1(b)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a) Amount beneficially owned:	4,161,429*

	(b) Percent of class:	12.4%

(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	4,161,429*

	(ii) Shared power to vote or to direct the vote	-0-

	(iii) Sole power to dispose or to direct the disposition of	4,161,429*

	(iv) Shared power to dispose or to direct the disposition of	-0-

_______________
* In addition, JGD may be deemed to beneficially own warrants to purchase an aggregate of 1,040,357 shares of Common Stock; York Capital directly owns a warrant to purchase 194,837 shares of Common Stock, and York Investment directly owns a warrant to purchase 845,520 shares of Common Stock. The warrants are exercisable July 25, 2006.

 Page 4 of 6 pages

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for JGD have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on 33,578,194 shares of Common Stock issued and outstanding as of February 9, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2006.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement as beneficially owned by JGD is held by York Capital or York Investment, as the case may be, both of which are the advisory clients of JGD. JGD itself disclaims beneficial ownership of all shares of Common Stock reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: February 10, 2006

JGD MANAGEMENT CORP.

	By:	/s/ Adam J. Semler
Adam J. Semler Chief Financial Officer

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